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                                                                  EXHIBIT (a)(9)

                       [LETTERHEAD OF ZERO CORPORATION]


                                                             February 22, 1996

  Dear Odd Lot Stockholder of ZERO Corporation:

    Recently you received a set of materials, including an Offer to Purchase and a Letter of Transmittal, concerning an offer (the "Offer") by ZERO Corporation and Electronic Solutions, a wholly owned subsidiary of ZERO Corporation, to purchase up to 4,000,000 shares of the Common Stock of ZERO Corporation.

    By accepting the Offer, a stockholder owning beneficially an aggregate of fewer than 100 shares of the Common Stock of ZERO Corporation (other than shares held in the ZERO Corporation Stock Fund or in the ZERO Corporation Dividend Reinvestment Plan) will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange. The Offer is explained in detail in the Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions on how to tender shares are also explained in detail in the materials you have received. We encourage you to read carefully these materials before making any decision with respect to the Offer. Neither the Company, the Subsidiary, nor their respective Boards of Directors makes any recommendation to any stockholder whether to tender all or any shares. Neither I nor any other director or executive officer of the Company intends to tender shares pursuant to the Offer.

    Questions regarding the Offer should be directed to Morrow & Co., the Information Agent, at (212) 754-8000 (call collect) or (800) 662-5200 (toll-free), or to PaineWebber Incorporated, the Dealer Manager, at (213) 972-1759 (call collect) or (800) 526-8910 (toll-free). If you are an employee of ZERO Corporation, you may contact your Human Resources Department for assistance in responding to the Offer.

    Please note that the Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, February 29, 1996, unless extended.

                                      Sincerely,

                                      /s/ Wilford D. Godbold, Jr.

                                      Wilford D. Godbold, Jr.
                                      President and Chief Executive Officer